Exhibit 12.1
Macy’s, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges(a)
(in millions, except ratio data)

	13 Weeks Ended		Fiscal Year Ended
	5/3/2008		2/2/2008		2/3/2007		1/28/2006		1/29/2005		1/31/2004
Income from continuing operations before income taxes	$(106)		$1,320		$1,446		$2,044		$1,116		$1,084
Add: Interest Expense	142		579		451		422		299		266
Portion of rents representative of the interest factor	26		104		117		122		91		132

Adjusted Income	$62		$2,003		$2,014		$2,588		$1,506		$1,482

Fixed Charges:
Interest Expense	$142		$579		$451		$422		$299		$266
Capital Interest	3		11		15		1		—		—
Portion of rents representative of the interest factor	26		104		117		122		91		132

Total Fixed Charges	$171		$694		$583		$545		$390		$398

Ratio of earnings to fixed charges	0.4	x	2.9	x	3.5	x	4.7	x	3.9	x	3.7	x

(a)	For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes plus fixed charges (excluding interest capitalized). Fixed charges represent interest incurred, amortization of debt expenses, and that portion of rental expenses on operating leases deemed to be the equivalent of interest.